Exhibit 99.59

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Report of the Independent Auditor on the Reconciliation of Canadian generally accepted accounting principles to United States generally accepted accounting principles

To the Shareholders of Gold Wheaton Gold Corp.

We have audited the consolidated financial statements of Gold Wheaton Gold Corp. (the “Company”) as at December 31, 2009 and 2008 and for each of the years then ended and have issued our report dated March 8, 2010.  Such consolidated financial statements and report are contained in Exhibit 99.57 of Franco-Nevada Corporation’s Registration Statement on Form 40-F (“Form 40-F”).  We have also audited the reconciliation from Canadian generally accepted accounting principles (“Canadian GAAP”) to United States generally accepted accounting principles (“United States GAAP”) of the Company contained in Exhibit 99.59 of the Form 40-F. This reconciliation from Canadian GAAP to United States GAAP is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit. In our opinion, such reconciliation from Canadian GAAP to United States GAAP as at December 31, 2009 and 2008 and for the years then ended, when considered in relation to the 2009 and 2008 consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Chartered Accountants

Vancouver, Canada

July 27, 2011

Gold Wheaton Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008

(in thousands of US dollars, except share amounts)

Differences between Canadian and United States Generally Accepted Accounting Policies (“GAAP”)

Gold Wheaton Cold Corporation’s (the “Company”) consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company’s consolidated financial statements, differ from US GAAP and the material differences between Canadian GAAP and US GAAP affecting the Company are summarized below.

The application of US GAAP would have the following material effects on the Company’s net earnings (loss) and other comprehensive income (loss) as reported:

	For the years ended December 31,
(in thousands of US dollars)	2009	2008
Consolidated Statements of Net Income (Loss)

Net income (loss) reported under Canadian GAAP	$2,309	$(5,420)
Add (deduct) US GAAP reconciling adjustments:
Share purchase warrant issuance costs (a)	(276)	(1,583)
Gain (loss) on share purchase warrants (a)	(13,017)	2,355
Change in fair value of derivative asset (d)	(6,669)	—
Future income taxes on derivative assets (d)	120	—
Future income taxes (b)	(1,801)	(3,493)

Net change in net earnings (loss) under US GAAP	(21,643)	(2,721)
Net earnings (loss) under US GAAP	$(19,334)	$(8,141)

Other comprehensive income (loss) under Canadian GAAP	$4,402	$(5,414)
Net change in net earnings (loss) under US GAAP	(21,643)	(2,721)
Comprehensive income (loss) under US GAAP	$(17,241)	$(8,135)

Basic earnings (loss) per share — US GAAP	$(0.14)	$(0.18)
Diluted earnings (loss) per share — US GAAP	$(0.14)	$(0.18)

The application of US GAAP would have the following material effects on the Company’s balance sheets as reported:

	For the years ended December 31,
(in thousands of US dollars)	2009	2008
Consolidated Balance Sheets

Assets

Total assets reported under Canadian GAAP	$678,060	$468,722
Change in fair value of derivative asset (d)	(6,669)	—
Transaction costs (c)	1,490	—
Total assets under US GAAP	672,881	468,722

Liabilities

Total liabilities reported under Canadian GAAP	$152,562	$46,520
Share purchase warrant liability (a)	47,138	21,030
Future tax liability (b)	5,761	3,903
Future tax liability on derivative asset (d)	(120)	—
Transaction costs (c)	1,490	—
Total liabilities under US GAAP	$206,831	$71,453

Shareholders’ Equity

Shareholders’ equity reported under Canadian GAAP	$525,498	$422,202
Reclassification of share purchase warrants to derivative liability (a)	(43,977)	(28,975)
Cumulative gains (losses) on remeasurement of share purchase warrants (a)	(10,662)	2,355
Cumulative fair value changes reclassified to share capital for share purchase warrants exercised (a)	9,303	6,762
Cumulative share purchase warrant issue costs (a)	(1,859)	(1,583)
Cumulative change in fair value of derivative asset	(6,669)	—
Cumulative change in future income taxes on derivative asset	120	—
Cumulative change in future income taxes	(5,704)	(3,493)
Shareholders’ equity under US GAAP	$466,050	$397,268

Consolidated Statements of Cash Flows

Under US GAAP, there is no subtotal of cash flows from operations before working capital.

References

A description of material quantitative differences between Canadian GAAP and US GAAP, as it relates to the Company, is as follows:

(a)                                                                                  Share Purchase Warrants

Under Canadian GAAP, share purchase warrants are classified and accounted for as equity in the Company’s consolidated financial statements.  Under US GAAP, in accordance with ASC 815-40, Contracts in Entity’s Own Equity, share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency and not considered indexed to the Company’s own shares, do not qualify for equity classification.  As such, these instruments are classified and accounted for as a financial liability. The fair value of the financial liability as at December 31, 2009 was $47,138 (2008 - $21,030).

Under Canadian GAAP, these share purchase warrants are classified as equity and are recorded at fair value at the grant date, net of transaction costs and are not subsequently remeasured.  Under US GAAP, these share purchase warrants are recognized at fair value, transaction costs are expensed as incurred in the Statement of Net Income (Loss) and are remeasured at each period end at fair value, with changes in fair value recorded through the Statement of Net Income (Loss).  Transactions costs for the year ended December 31, 2009 were $276 (2008 - $1,583). The mark-to-market loss for the year ended December 31, 2009 was $13,017 (2008 — gain of $2,355).

The Company used quoted prices in an active market to measure the fair value of listed share purchase warrants and the Black-Scholes Option Pricing Model to estimate the fair value of the unlisted purchase warrants, using the following weighted average assumptions:

Year Ended December 31,	2009	2008
Expected Life of the Warrant	2.90	4.13
Volatility	53.69%	51.73%
Annual Rate of Quarterly Dividends	Nil	Nil
Risk-Free Rate	1.94%	2.19%

(b)                                                                                  Future income taxes

i.             Income tax rates

Under US GAAP, enacted tax rates are used to calculate current and future income taxes, whereas Canadian GAAP uses substantively enacted tax rates. The future income tax adjustments included in the Reconciliation of Net Income under Canadian GAAP to US GAAP and the Reconciliation of the Balance Sheets under Canadian GAAP to US GAAP include the effect of such rate differences, if any, as well as the tax effect of the other reconciling items noted above.

ii.         Accounting for tax uncertainties

The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) effective January 1, 2008. FIN 48 requires that the tax effect(s) of a tax position be recognized only if it is “more-likely-than-not” to be sustained based on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that the Company is entitled to the economic benefits of a tax position. If a tax position is considered more-likely-than-not to be sustained based solely on its technical merits, the benefits of the tax position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit.

As a result of this adoption in 2008, no adjustments were required to the years ended December 31, 2009 and 2008.

The Company is subject to taxes in Canada and Barbados. The tax years that remain subject to examination as of December 31, 2009 are from 2007 to 2010.

(c)                                                                                   Transaction costs

Under Canadian GAAP, transaction costs, also known as debt issue costs, relating to the issuance of notes payable are deducted from the carrying value of the liability and accounted for as a debt discount and amortized using the effective interest rate method.  Under US GAAP, transaction costs are deferred as an asset and amortized using the effective interest rate method.

Transaction costs for the year ended December 31, 2009 were $1,490 (2008 – $Nil).

(d)                                                                                  Derivative Asset on Forward Contract

Under Canadian GAAP, mineral interests for which settlement is completed with the physical delivery of gold, the amount of which is based on a percentage of production at the mines, were recorded at cost in the Company’s consolidated financial statements. Under US GAAP, embedded derivative provisions apply to the accounting for a volumetric production payment for which the quantity of the commodity that will be delivered is reliably determinable. As such, for the guaranteed minimum ounces of gold to be received, derivative assets of $26,168 as at December 31, 2009 (2008 - $9,804) were recorded at fair value which was determined using a discounted cash flow valuation model. Under Canadian GAAP, these mineral interests were recorded at cost of $32,837 as at December 31, 2009 (2008 - $9,804). For US GAAP purposes, the valuation model was updated for the current gold forward curve prices and actual payments received by the Company under the agreements at each reporting period date. The fair value loss of $6,669 for the year ended December 31, 2009 (2008 - $Nil) has been included in the Statement of Net Income (Loss) as a “Change in fair value of derivative asset”.  The future income tax liability was decreased by $120 as at December 31, 2009 (2008 - $Nil).

(e)                                                                                   US GAAP Accounting Pronouncements adopted in 2010

a.                                                                               Fair Value Measurements and Disclosures

In January 2010, the FASB issued Accounting Standard Update (“ASU”) 2010-06 (“ASU 2010-06”) which introduced new requirements and clarified existing requirements for the disclosure of fair value measurements and related information, similar to existing guidance under Canadian GAAP.  The adoption of ASU 2010-06 has no impact to the disclosures in the Company’s consolidated financial statements.

b.                                                                               Disclosures about the credit quality of financing receivables and allowance for credit losses

In July 2010, the FASB issued ASU 2010-20 (“ASU 2010-20”) which improve the disclosures that an entity provides about the credit quality of its financing receivables and related allowance for credit losses.  The amendments in ASU 2010-20 are effective as at the year ended December 31, 2010.  The adoption of ASU 2010-20 has no impact to the disclosures in the Company’s consolidated financial statements.